Exhibit 99.1
AMENDING AGREEMENT
THIS AMENDING AGREEMENT dated the 7th day of October, 2025
BETWEEN:
CENOVUS ENERGY INC., a corporation existing under the laws of Canada ("Purchaser")
- and -
MEG ENERGY CORP., a corporation existing under the laws of the Province of Alberta ("MEG", together with Cenovus the "Parties" and each a "Party")
WHEREAS Purchaser and MEG entered into a confidentiality agreement dated as of June 23, 2025 (the "Confidentiality Agreement");
AND WHEREAS the Parties wish to amend the Confidentiality Agreement on the terms and conditions set forth herein;
AND WHEREAS Purchaser and MEG entered into an arrangement agreement dated as of August 21, 2025 (the "Arrangement Agreement");
AND WHEREAS pursuant to Section 8.1 of the Arrangement Agreement, the Parties may amend the terms of the Arrangement Agreement, at any time, and from time to time prior to the Effective Time, in accordance with the terms and conditions set forth therein and subject to the Interim Order, the Final Order and Applicable Laws;
AND WHEREAS pursuant to Section 6.1 of the plan of arrangement appended as Schedule "A" to the Arrangement Agreement (the "Plan of Arrangement"), the Parties may amend the terms of the Plan of Arrangement, at any time, and from time to time prior to the Effective Time, in accordance with the terms of the Plan of Arrangement and the Interim Order;
AND WHEREAS in accordance with the terms of the Arrangement Agreement, the Plan of Arrangement and the Interim Order, the Parties wish to amend the Arrangement Agreement on the terms and conditions set forth herein and amend and restate the terms of the Plan of Arrangement in the form attached hereto as Schedule "A" to provide for, among other things, an increase to the Cash Offer Price to $29.50, increasing the Aggregate Consideration to $7,504,152,032.50 and adjusting the Cash Maximum and Share Maximum, in each case to an amount equal to 50% of the revised Aggregate Consideration;
AND WHEREAS the Arrangement Agreement and the Plan of Arrangement, as amended by this Amending Agreement, will be filed with the Court in connection with the application for the Final Order;
NOW THEREFORE in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties covenant and agree as follows:
1.Definitions. Capitalized terms used in this Amending Agreement, including the preamble and recitals hereto, will, unless otherwise defined herein, have the meanings attributed to such terms in the Plan of Arrangement.
2.Confidentiality Agreement. The Parties hereby agree that the Confidentiality Agreement shall be amended as follows:
a.The following shall be added as a new Section 1(c.1):

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""Applicable Canadian Securities Laws" means, collectively, the Securities Act (Alberta) or similar statutes of each of the provinces and territories of Canada and the respective rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the provinces and territories of Canada and all rules, by-laws and regulations governing the Toronto Stock Exchange;"
b.The following shall be added as a new Section 1(c.2):
""Change of Control Transaction" means any transaction in which a Person or group of Persons acting jointly or in concert acquires, directly or indirectly, including by merger, consolidation, asset sale, acquisition, liquidation, dissolution, restructuring, reorganization, recapitalization or other business combination transaction, control of at least a majority of the equity of Cenovus;"
c.The following shall be added as a new Section 1(i.1):
""MEG Board" means the board of directors of MEG;".
d.The following shall be added as a new Section 1(i.2):
""MEG Shares" means the common shares of MEG;".
e.The following shall be added as a new Section 1(o.1):
""Strathcona" means Strathcona Resources Ltd."
f.The following shall be added as a new Section 1(o.2):
""Transfer" includes any sale, exchange, disposition, assignment, gift, bequest, mortgage, charge, pledge, encumbrance, grant of security interest or other arrangement by which possession, legal title or beneficial ownership or other ownership interest (including in respect of any associated voting rights) passes from one Person to another, or to the same Person in a different capacity, whether or not voluntary and whether or not for value and whether directly or indirectly in any manner whatsoever, and includes any agreement to effect any of the foregoing and, in the case of MEG Shares includes a transaction (other than a Change of Control Transaction) involving the direct or indirect Transfer in any manner whatsoever of the ownership interests in which Cenovus holds any legal title or beneficial ownership or other ownership interest (including in respect of any associated voting rights) in MEG Shares which is designed to otherwise circumvent the restrictions contained in Section 17.A; and the words "Transferred", "Transferring" and similar words have corresponding meanings."
g.The following shall be added as a new Section 17(d):
"Notwithstanding the provisions of Section 17(a)(i), the Parties agree that Cenovus shall be entitled, at any time up to the date of the special meeting of the holders of MEG Shares (including any postponement or adjournment thereof) to be held to consider the plan of arrangement involving MEG, Cenovus and the holders of MEG Shares, to acquire up to such number of MEG Shares in the open market that, together with the number of MEG Shares that Cenovus holds as at the date hereof, do not exceed, in the aggregate, 9.9% of the then issued and outstanding MEG Shares.".
h.The following shall be added as a new Section 17.A:
"17.A. Restrictions on Transfers
Without the prior written consent of MEG (which consent may, in the sole discretion of MEG, be withheld or given subject to conditions as MEG may in its sole discretion determine), neither

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Cenovus, nor any of its Affiliates, nor any of their respective Representatives acting on behalf of Cenovus or any of its Affiliates, will, directly or indirectly:

(a)complete a Transfer, or cause a Transfer to be completed, of MEG Shares pursuant to a block trade where 5% or more of the then-outstanding MEG Shares will be Transferred pursuant to such block trade (whether such block trade is executed at prevailing market prices through registered investment dealers in transactions on the Toronto Stock Exchange in accordance with the rules and policies of such exchanges or otherwise), provided, however, that the foregoing shall not apply to Transfers effected through an underwritten public offering where Cenovus (or any Affiliate thereof) is the transferor and its Representatives do not, after reasonable inquiry, know or have reason to believe that such Transfer would result in a violation of Section 17.A(b);
(b)Transfer or cause the Transfer, whether in a single transaction or a series of related transactions, of any MEG Shares to any one Person or group of related Persons (including any Affiliates of such Persons) or Persons acting jointly or in concert, if following the completion of such Transfer (or series thereof) such Person (or group of related Persons or Persons acting jointly or in concert) would beneficially own or control, directly or indirectly, five percent (5%) or more of the then-outstanding MEG Shares; provided, however, that the foregoing shall not apply to:
(i)block trades not prohibited by Section 17.A(a) (whether such block trade is executed at prevailing market prices through registered investment dealers in transactions on the Toronto Stock Exchange in accordance with the rules and policies of such exchanges or otherwise in accordance with Applicable Canadian Securities Laws) or other Transfers, in each case where Cenovus (or any Affiliate thereof) is the transferor and its Representatives do not, after reasonable inquiry, know or have reason to believe that such Transfer would result in a violation of Section 17.A(b) and has, as a term of such transaction, required any involved registered investment dealer to not knowingly effect such a result;
(ii)Transfers effected through an underwritten public offering;
(iii)Transfers effected as a result of the consummation of a transaction which has been approved by a resolution of MEG shareholders;
(iv)Transfers made to an offeror in relation to a take-over bid where: (A) the offeror pursuant to such take-over bid is proposing to acquire such MEG Shares from Cenovus in connection with an identical offer made to all holders of MEG Shares (in terms of price, timing, proportion of securities sought to be acquired and conditions) and does not acquire any such MEG Shares unless the offeror also acquires a proportionate number of MEG Shares actually tendered to such identical offer; and (B) either (1) the offer made by the offeror is supported by the MEG Board, or (2) the conditions set forth in Section 2.29.1 of National Instrument 62-104 – Take-Over Bids and Issuer Bids have been met and the offeror has taken-up securities deposited under the take-over bid; or
(v)Transfers made to an Affiliate in accordance with this Section 17.A; or
(c)complete a Transfer, or cause a Transfer to be completed to Strathcona or any Person acting jointly or in concert with Strathcona, or tender any MEG Shares to any take-over bid, issuer bid, exchange offer or similar transaction commenced by Strathcona or any Person acting jointly or in concert with Strathcona, that is not supported by the MEG Board."
3.MEG Meeting.

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a.The Parties hereby acknowledge and agree to the postponement of the MEG Meeting to October 22, 2025, notwithstanding the provisions of Section 2.3(a) of the Arrangement Agreement, and all references to the MEG Meeting in the Arrangement Agreement shall be to the MEG Meeting to be held on October 22, 2025, or any such further adjournment(s) or postponement(s) thereof.
b.MEG agrees to issue a press release with respect to this Amending Agreement and the postponement of the MEG Meeting, as soon as practicable following the due execution of this Amending Agreement. MEG further agrees to take any and all actions as are necessary and required, in accordance with Applicable Law, to postpone the MEG Meeting.
4.Amendments. The Parties hereby agree that the Arrangement Agreement is amended as follows:
a.The following definition of "Settlement Price" in Section 1.1 of the Arrangement Agreement is hereby deleted in its entirety and replaced with the following:
""Settlement Price" means an amount equal to: (i) $14.75 in cash plus; (ii) the value of 0.62 of a Purchaser Share, with the value of the portion of such consideration paid in Purchaser Shares being calculated based on the 5-Day VWAP for the Purchaser Shares;".
b.The Plan of Arrangement included as Schedule A to the Arrangement Agreement is hereby deleted and replaced in its entirety with the Plan of Arrangement attached hereto as Schedule A.
5.Further Assurances. Each Party shall from time to time and at all times hereafter at the request of the other Party, but without further consideration, do and perform all such further acts, matters and things and execute and deliver all such further documents, deeds, assignments, agreements, notices and writings and give such further assurances as shall be reasonably required for the purpose of giving effect to the matters set forth in this Amending Agreement (including the Plan of Arrangement attached hereto as Schedule A) as it relates to, among other things, the MEG Incentives and matters relating to MEG Employees (each as defined in the Arrangement Agreement).
6.Continuing Effect. Each of the Parties acknowledges and agrees that each of the Confidentiality Agreement and Arrangement Agreement, as amended by this Amending Agreement, continue in full force and effect and are hereby confirmed. This Amending Agreement shall form a part of the Confidentiality Agreement, Arrangement Agreement and the Plan of Arrangement, as applicable, for all purposes, and the Parties shall be bound hereby. From and after the execution of this Amending Agreement by the Parties, any reference to: (i) the Confidentiality Agreement shall be deemed a reference to the Confidentiality Agreement as amended hereby; (ii) the Arrangement Agreement shall be deemed a reference to the Arrangement Agreement as amended hereby; and (iii) the Plan of Arrangement shall be deemed a reference to the Plan of Arrangement as amended hereby.
7.Counterparts. This Amending Agreement may be executed in counterparts and by portable document format (PDF) or other electronic means, each of which shall be deemed an original, and all of which together constitute one and the same instrument.
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IN WITNESS WHEREOF the Parties have executed this Amending Agreement as of the date first above written.

CENOVUS ENERGY INC.
By:	(Signed) Jon McKenzie
Name: Jon McKenzie Title: President & Chief Executive Officer

By:	(Signed) Jeff Lawson
Name: Jeff Lawson Title: Executive Vice-President, Corporate Development & Chief Sustainability Officer

MEG ENERGY CORP.
By:	(Signed) Darlene Gates
Name: Darlene Gates Title: President & Chief Executive Officer
Signature Page – Amending Agreement

SCHEDULE "A"
PLAN OF ARRANGEMENT
[See attached]

PLAN OF ARRANGEMENT UNDER SECTION 193
OF THE

BUSINESS CORPORATIONS ACT (ALBERTA)

Article 1
INTERPRETATION
1.1Definitions
Whenever used in this Plan of Arrangement, unless there is something in the context or subject matter inconsistent therewith, the following defined words and terms have the indicated meanings and grammatical variations of such words and terms have corresponding meanings:
"ABCA" means the Business Corporations Act, RSA 2000, c B-9;
"Aggregate Cash Elected" means the aggregate amount of cash that would be payable to holders of MEG Shares based on (i) the elections to receive the Cash Consideration made pursuant to Section 3.1(c)(i); and (ii) the elections or deemed elections to received the Combined Consideration made pursuant to Sections 3.1(c)(iii) and 3.1(e)(ii) before giving effect to the proration provision of subsection 3.1(d);
"Aggregate Consideration" means $7,504,152,032.50;
"Aggregate Shares Elected" means the aggregate number of Purchaser Shares that would be issuable to holders of MEG Shares based on (i) the elections to receive the Share Consideration made pursuant to Section 3.1(c)(ii); and (ii) the elections or deemed elections to receive the Combined Consideration made pursuant to Sections 3.1(c)(iii) and 3.1(e)(ii) before giving effect to the proration provision of subsection 3.1(d);
"Agreement Date" means the date of the execution of the Arrangement Agreement;
"Applicable Canadian Securities Laws" means, collectively, the Securities Act or similar statutes of each of the provinces and territories of Canada and the respective rules and regulations under such Laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the provinces and territories of Canada and all rules, by-laws and regulations governing the TSX;
"Applicable Laws" means, in any context that refers to one or more Persons or its or their respective businesses, activities, properties, assets, undertakings or securities, the Laws that apply to such Person or Persons or its or their respective businesses, activities, properties, assets, undertakings or securities and emanate from a Governmental Authority having jurisdiction over the Person or Persons or its or their respective businesses, activities, properties, assets, undertakings or securities and, for greater certainty, includes Applicable Canadian Securities Laws and Applicable U.S. Securities Laws;
"Applicable U.S. Securities Laws" means, collectively, federal and state securities legislation of the United States (including the U.S. Securities Act and the U.S. Exchange Act) prior to the Effective Date;
"Arrangement" means the arrangement pursuant to section 193 of the ABCA, on the terms set out in this Plan of Arrangement, as supplemented, modified or amended in accordance with this Plan of Arrangement or made at the direction of the Court in the Final Order;
"Arrangement Agreement" means the arrangement agreement dated August 21, 2025 between Purchaser and MEG with respect to the Arrangement (including the Schedules thereto), as supplemented, modified or amended;

"Articles of Arrangement" means the articles of arrangement in respect of this Plan of Arrangement required under section 193(4.1) of the ABCA to be filed with the Registrar after the Final Order has been granted and all other conditions precedent to the Arrangement have been satisfied or waived, to give effect to the Arrangement;
"Business Day" means, with respect to any action to be taken, any day other than a Saturday, Sunday or a statutory holiday in the Province of Alberta;
"Cash Consideration" means the consideration in the form of cash to be paid on the election of a MEG Shareholder pursuant to Sections 3.1(c)(i) or 3.1(c)(iii);
"Cash Electing Shareholder" means a MEG Shareholder who has elected to receive Cash Consideration only pursuant to the Arrangement, and on such MEG Shareholder's Letter of Transmittal and Election Form;
"Cash Maximum" means $3,752,076,016.25, less an amount equal to 0.50 multiplied by the product of: (i) the sum of (A) the number of MEG Shares, if any, in respect of which Dissent Rights are validly exercised and which exercise remains valid immediately prior to the Effective Time and (B) the number of MEG Shares held by Purchaser immediately prior to the Effective Time; and (ii) the Cash Offer Price;
"Cash Offer Price" means $29.50;
"Certificate" means the certificate or other proof of filing to be issued by the Registrar pursuant to section 193(11) of the ABCA in respect of the Articles of Arrangement;
"Circular" means the management information circular of MEG to be sent by MEG to the MEG Shareholders (and any other Persons required by the Interim Order) in connection with the MEG Meeting, together with any amendments thereto or supplements thereof;
"Combination Electing Shareholder" means a MEG Shareholder who has elected or is deemed to have elected to receive a combination of Cash Consideration and Share Consideration pursuant to the Arrangement;
"Combined Consideration" means the consideration in the form of Cash Consideration and Share Consideration to be received on the election or deemed election of a MEG Shareholder pursuant to the Arrangement;
"Consideration" means the consideration payable pursuant to this Plan of Arrangement to a Person who is a MEG Shareholder;
"Court" means the Court of King's Bench of Alberta;
"Depositary" means the Person appointed by the Parties in connection with the Arrangement for the purpose of receiving deposits of certificates formerly representing MEG Shares and paying the Consideration;
"Dissent Rights" means the rights of dissent granted in favour of registered MEG Shareholders in accordance with Article 4 of this Plan of Arrangement;
"Dissenting Shareholder" means any registered MEG Shareholder who has duly and validly exercised its Dissent Rights with respect to the MEG Transaction Resolution pursuant to Article 4 and the Interim Order, and has not withdrawn or has not been deemed to have withdrawn, such exercise of Dissent Rights prior to the Effective Time;
"DRS Advice" means a direct registration system (DRS) advice;
"Effective Date" means the date the Arrangement becomes effective in accordance with the ABCA;
"Effective Time" means the time on the Effective Date at which the Articles of Arrangement are filed in accordance with section 193(4.1) of the ABCA;

"Election Deadline" means 4:30 p.m. (Calgary time) on the second business day immediately prior to the date of the MEG Meeting or, if the MEG Meeting is adjourned, the adjourned meeting;
"Encumbrance" means any mortgage, pledge, assignment, charge, lien, security interest, adverse interest in property, other third party interest or encumbrance of any kind whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, Contract or otherwise) capable of becoming any of the foregoing;
"Exchange Ratio" means 1.24;
"Final Order" means the order of the Court approving the Arrangement pursuant to section 193(4) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction prior to the Effective Time, provided that any such amendment or modification is acceptable to both MEG and Purchaser, each acting reasonably;
"Governmental Authority" means any: (i) domestic or foreign, multinational, national, federal, territorial, provincial, state, regional, municipal or local government or governmental, regulatory, legislative, executive or administrative authority, department, court, commission, board or tribunal, arbitral body, bureau, ministry, agency, regulator, legislature or instrumentality or official, including any political subdivision thereof; (ii) quasi-governmental or private body exercising regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iii) any stock exchange;
"Interim Order" means the interim order of the Court concerning the Arrangement under section 193(4) of the ABCA, containing declarations and directions with respect to the Arrangement and the holding of the MEG Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction prior to the Effective Time, provided that any such amendment or modification is acceptable to both MEG and Purchaser, each acting reasonably;
"Laws" means all laws (including, for greater certainty, common law), statutes, regulations, by-laws, statutory rules, Orders, ordinances, protocols, codes, guidelines, notices and directions enacted, promulgated, enforced, issued or entered by a Governmental Authority (including all Applicable Canadian Securities Laws and all Applicable U.S. Securities Laws) and the terms and conditions of any grant of approval, permission, judgment, decision, ruling, award, authority or license of any Governmental Authority or self-regulatory authority;
"Letter of Transmittal and Election Form" means the letter of transmittal and election form to be used by registered MEG Shareholders to surrender their certificate(s) or DRS Advice(s) (as applicable) which, immediately prior to the Effective Time, represented outstanding MEG Shares to the Depositary and pursuant to which they are required to elect to receive Cash Consideration, Share Consideration or Combined Consideration in respect of their MEG Shares and provide instructions regarding the delivery of certificates or DRS Advices representing Purchaser Shares, if applicable;
"MEG" means MEG Energy Corp., a corporation existing under the ABCA;
"MEG Meeting" means the special meeting of MEG Shareholders to be called and held in accordance with the Arrangement Agreement and the Interim Order to permit the MEG Shareholders to consider the MEG Transaction Resolution and related matters, and any adjournment(s) or postponement(s) thereof;
"MEG Shareholders Rights Plan" means the shareholder rights plan agreement dated as of August 6, 2010 with Computershare Trust Company of Canada, as amended and/or amended and restated from time to time;
"MEG Shareholders" means the holders of MEG Shares;
"MEG Shares" means the common shares of MEG;
"MEG SRP Rights" means the rights issued pursuant to the MEG Shareholder Rights Plan;

"MEG Transaction Resolution" means the special resolution in respect of the Arrangement to be considered and voted on by the MEG Shareholders at the MEG Meeting, substantially in the form included in Schedule "B" attached to the Arrangement Agreement, including any amendments or variations made thereto in accordance with the Arrangement Agreement or at the direction of the Court in the Interim Order, provided any amendments made at the discretion of the Court in the Interim Order are acceptable to MEG and Purchaser, each acting reasonably;
"Parties" means MEG and Purchaser;
"Person" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status;
"Plan of Arrangement" means this plan of arrangement, as supplemented, modified or amended from time to time in accordance with the terms of the Arrangement Agreement and the terms hereof or at the direction of the Court in the Final Order;
"Purchaser" means Cenovus Energy Inc., a corporation existing under the Canada Business Corporations Act;
"Purchaser Share" means a common share in the capital of Purchaser;
"Registrar" means the Registrar of Corporations or a Deputy Registrar of Corporations appointed under section 263 of the ABCA;
"Share Consideration" means the consideration in the form of Purchaser Shares to be issued on the election or deemed election of a MEG Shareholder pursuant to subsections 3.1(c)(ii) or 3.1(c)(iii);
"Share Electing Shareholder" means a MEG Shareholder who has elected to receive the Share Consideration only pursuant to the Arrangement , and on such MEG Shareholder's Letter of Transmittal and Election Form;
"Share Maximum" means 157,714,382 Purchaser Shares less an amount resulting from multiplying 0.50 by the product of: (i) the sum of (A) the number of MEG Shares, if any, in respect of which Dissent Rights are validly exercised and which exercise remains valid immediately prior to the Effective Time and (B) the number of MEG Shares held by Purchaser immediately prior to the Effective Time; and (ii) the Exchange Ratio, subject to Sections 3.3 and 3.4;
"Tax Act" means the Income Tax Act, RSC 1985, c 1 (5th Supp);
"Total MEG Shares" means the total number of issued and outstanding MEG Shares as at the Effective Time which, for greater certainty, shall include MEG Shares held by Dissenting Shareholders and Purchaser;
"TSX" means the Toronto Stock Exchange;
"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;
"U.S. Securities Act" means the United States Securities Act of 1933, as amended; and
"Withholding Taxes" has the meaning ascribed thereto under Section 5.4 this Plan of Arrangement.
1.2Interpretation Not Affected by Headings, etc.
The division of this Plan of Arrangement into articles and sections is for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms "this Plan of Arrangement", "hereof", "herein", "hereto" and "hereunder" and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.
1.3Number, etc.
Words importing the singular number include the plural and vice versa, and words importing the use of any gender include all genders. Where the word "including" or "includes" is used in this Plan of Arrangement, it means "including (or includes) without limitation".
1.4Date for Any Action
If any date on which any action is required to be taken hereunder is not a Business Day, such action shall be taken on the next succeeding day that is a Business Day.
1.5Currency
Unless otherwise indicated, all sums of money referred to in this Plan of Arrangement are expressed in lawful money of Canada.
1.6References to Legislation
References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.
Article 2
THE ARRANGEMENT AGREEMENT
2.1Plan Pursuant to the Arrangement Agreement
This Plan of Arrangement is made pursuant to the Arrangement Agreement. If there is any inconsistency or conflict between the provisions of this Plan of Arrangement and the provisions of the Arrangement Agreement, the provisions of this Plan of Arrangement shall govern.
2.2Binding Effect
This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate, shall become effective at, and be binding as and from, the Effective Time, on: (a) MEG; (b) Purchaser; (c) all registered and beneficial holders of MEG Shares, including Dissenting Shareholders; (d) the Depositary; and (e) all other Persons, without any further act or formality required on the part of any Person except as expressly provided herein.
2.3Filing of the Articles of Arrangement
The Articles of Arrangement shall be filed with the Registrar with the purpose and intent that none of the provisions of this Plan of Arrangement shall become effective unless all of the provisions of this Plan of Arrangement shall have become effective in the sequence provided herein. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the steps, events or transactions set out in Section 3.1 have become effective in the sequence and at the times set out therein.
Article 3
PLAN OF ARRANGEMENT
3.1Arrangement
Commencing at the Effective Time, each of the steps, events or transactions set out in this Section 3.1 shall, except for steps, events or transactions deemed to occur concurrently with other steps, events or transactions as set out below, occur and shall be deemed to occur consecutively in two minute intervals in the following order (or in such other manner, order or times as the parties to the Arrangement Agreement may agree in writing) without any further act or formality, except as otherwise provided herein:
Cancellation of MEG Shareholder Rights Plan
(a)the MEG Shareholder Rights Plan shall terminate and cease to have any further force or effect and the MEG SRP Rights shall be cancelled without any payment in respect thereof;
Dissenting Shareholders
(b)the MEG Shares held by Dissenting Shareholders shall be, and shall be deemed to be, transferred to, and acquired by, MEG (free and clear of any Encumbrances), and:
(i)such Dissenting Shareholders shall cease to be the holders of the MEG Shares so transferred and to have any rights as MEG Shareholders other than the right to be paid fair value for such MEG Shares as set out in Section 4.1;
(ii)such Dissenting Shareholders' names shall be removed from the register of holders of MEG Shares maintained by or on behalf of MEG as it relates to the MEG Shares so transferred; and
(iii)all such MEG Shares shall be cancelled;
Acquisition of MEG Shares by Purchaser
(c)subject to Section 3.1(f) each issued and outstanding MEG Share (other than those transferred to MEG pursuant to Section 3.1(b) and those MEG Shares held by Purchaser immediately before the Effective Time) shall be, and shall be deemed to be, transferred to, and acquired by, Purchaser (free and clear of any Encumbrances) and each MEG Shareholder whose MEG Shares are so transferred to Purchaser shall be entitled to receive (and, for greater certainty, the Purchaser or the Depositary shall be entitled to withhold or deduct any amounts in accordance with Section 5.4):
(i)subject to Section 3.1(d), in the case of each Cash Electing Shareholder, an amount of cash, rounded to the nearest whole cent, equal to the amount obtained by multiplying the Aggregate Consideration by a fraction, rounded to the nearest eight decimal places, the numerator of which is the number of MEG Shares held by such Cash Electing Shareholder and the denominator of which is the Total MEG Shares;
(ii)subject to Section 3.1(d), in the case of each Share Electing Shareholder, that number of Purchaser Shares, equal to the amount obtained by multiplying the Aggregate Consideration by a fraction, rounded to the nearest eight decimal places, the numerator of which is the number of MEG Shares held by such Share Electing Shareholder and the denominator of which is the Total MEG Shares and then dividing such amount by the quotient obtained by dividing (x) Cash Offer Price by (y) Exchange Ratio; and
(iii)subject to Section 3.1(d), in the case of each Combination Electing Shareholder: (A) for each MEG Share for which each Combination Electing Shareholder is electing cash, an amount of cash, rounded to the nearest whole cent, equal to the amount obtained by multiplying the Aggregate Consideration by a fraction, rounded to the nearest eight decimal places, the numerator of which is the number of MEG Shares for which the cash election is being made by such Combination Electing Shareholder and the denominator of which is the Total MEG Shares; and (B) for each remaining MEG Share held by each Combination Electing Shareholder, that number of Purchaser Shares, equal to the amount obtained by multiplying the Aggregate Consideration by a fraction, rounded to the nearest eight decimal places, the numerator of which is the number of MEG Shares for which the share election is being made by such Combination Electing Shareholder and the denominator of which is the Total MEG Shares and then dividing such amount by the quotient obtained by dividing (x) Cash Offer Price by (y) Exchange Ratio;
(d)Purchaser shall not be required to pay an aggregate amount of Cash Consideration pursuant to Sections 3.1(c)(i) and 3.1(c)(iii)(A) in excess of the Cash Maximum and shall not be required to issue an aggregate number of Purchaser Shares pursuant to Sections 3.1(c)(ii) and 3.1(c)(iii)(B) in excess of the Share Maximum in exchange for the MEG Shares transferred to Purchaser pursuant to Section 3.1(c), and:
(i)if the Aggregate Cash Elected exceeds the Cash Maximum, the amount of Cash Consideration payable by Purchaser to each Cash Electing Shareholder or Combination Electing Shareholder shall be determined by multiplying (A) the fraction, rounded to the nearest eight decimal places, equal to the Cash Maximum divided by the Aggregate Cash Elected, by (B) the amount of cash that would otherwise be received by such Cash Electing Shareholder or Combination Electing Shareholder pursuant to Sections 3.1(c)(i) or 3.1(c)(iii), and each such Cash Electing Shareholder or Combination Electing Shareholder shall be deemed to be a Combination Electing Shareholder and to have elected to receive Combined Consideration under Section 3.1(c)(iii) in exchange for such holder's MEG Shares comprised of: Cash Consideration for such number of their MEG Shares, rounded down to the nearest whole cent, as is equal to the amount of cash received by such holder, as adjusted in accordance with this Section 3.1(d)(i), divided by the Cash Offer Price, and Share Consideration for the balance of such holder's MEG Shares; and
(ii)if the Aggregate Shares Elected exceeds the Share Maximum, the amount of Share Consideration issuable by Purchaser to each Share Electing Shareholder or Combination Electing Shareholder shall be determined by multiplying (A) the fraction, rounded to the nearest eight decimal places, equal to the Share Maximum divided by the Aggregate Shares Elected, by (B) the number of Purchaser Shares that would otherwise be received pursuant to Sections 3.1(c)(ii) or 3.1(c)(iii), and each such Share Electing Shareholder or Combination Electing Shareholder shall be deemed to be a Combination Electing Shareholder and to have elected to receive Combined Consideration under Section 3.1(c)(iii) in exchange for such holder’s MEG Shares comprised of: Share Consideration for such number of their MEG Shares, as is equal to the amount of Share Consideration issuable to such holder, as adjusted in accordance with this Section 3.1(d)(ii), divided by the Exchange Ratio, and Cash Consideration for the balance of such holder's MEG Shares;
(e)with respect to the election required to be made by a holder of MEG Shares pursuant to Section 3.1(c):
(i)each of such holders of MEG Shares shall be required to make such election by depositing with the Depositary, prior to the Election Deadline, a duly completed Letter of Transmittal and Election Form indicating such holder's election, together with certificates representing such holder's MEG Shares; and
(ii)subject to Section 3.1(d), any MEG Shareholder who does not deposit a duly completed Letter of Transmittal and Election Form with the Depositary prior to the Election Deadline, or otherwise fails to comply with the requirements of Section 3.1(e)(i) or the Letter of Transmittal and Election Form to make an election to exchange MEG Shares as contemplated by Section 3.1(c), shall be deemed to have elected to receive Combined Consideration under Section 3.1(c)(iii) in exchange for such holder's MEG Shares comprised of: (i) Cash Consideration with respect to 50.0 percent of such holder's MEG Shares, rounded down to the nearest whole MEG Share; and (ii) Share Consideration with respect to the remaining 50.0 percent of such holder's MEG Shares, rounded up to the nearest whole MEG Share;
(f)notwithstanding Section 3.1(c), Section 3.1(d) and Section 3.1(e), if a MEG Shareholder:
(i)receives a combination of Cash Consideration and Share Consideration; and
(ii)makes a valid joint election with the Purchaser in accordance with Section 3.6 to have the transfer of MEG Shares to the Purchaser under this Plan of Arrangement take place pursuant to the provisions of subsection 85(1) or (2) of the Tax Act (and the analogous provisions of any provincial tax Laws), then such MEG Shareholder shall be deemed to have transferred all of such MEG Shareholder's MEG Shares to the Purchaser as a single transaction for consideration consisting of the combination of Cash Consideration and Share Consideration received under this Plan of Arrangement; and
(g)the Parties shall, forthwith following the Effective Time, make the appropriate entries into their securities registers to reflect the matters referred to under this Section 3.1.

3.2Securities Register
(i)With respect to each MEG Shareholder (other than Dissenting Shareholders and Purchaser), at the Effective Time:
(a)such MEG Shareholder shall cease to be the holder of the MEG Shares so transferred and to have any rights as a MEG Shareholder other than the right to receive the Consideration issuable to such holder on the basis set forth in Section 3.1(c);
(b)such MEG Shareholder's name shall be removed from the register of holders of MEG Shares maintained by or on behalf of MEG as it relates to the MEG Shares so transferred; and
(c)Purchaser shall be deemed to be the transferee (free and clear of all Encumbrances) of the MEG Shares so transferred and shall, in respect of such MEG Shares, be added to the register of holders of MEG Shares maintained by or on behalf of MEG.
3.3No Fractional Securities
No fractional Purchaser Shares shall be issued under the Arrangement. In the event that a former MEG Shareholder would otherwise be entitled to a fractional Purchaser Share hereunder, the number of Purchaser Shares issuable to such MEG Shareholder will be rounded up to the next whole number of Purchaser Shares if the fractional entitlement is equal to or greater than 0.5 and shall, without any additional compensation, be rounded down to the next whole number of Purchaser Shares if the fractional entitlement is less than 0.5. In calculating fractional interests, all MEG Shares registered in the name of or beneficially held by such MEG Shareholder or its nominee(s), shall be aggregated.
3.4Adjustment to Consideration
The Share Maximum and Exchange Ratio will be adjusted to reflect fully the effect of any stock split, reverse split, consolidation, reorganization or recapitalization with respect to Purchaser Shares effected in accordance with the terms of the Arrangement Agreement occurring after the date of the Arrangement Agreement and prior to the Effective Time.
3.5U.S. Securities Act Exemption
Notwithstanding any provision herein to the contrary, MEG and Purchaser agree that this Plan of Arrangement will be carried out with the intention that all the Persons to whom the Purchaser Shares are issued on completion of this Plan of Arrangement will be issued by Purchaser in reliance on the exemption from the registration requirements of the U.S. Securities Act, as provided by section 3(a)(10) thereof and pursuant to exemptions from registration under any Applicable U.S. Securities Laws.
3.6Income Tax Election
A MEG Shareholder who: (i) receives Share Consideration or a combination of Cash Consideration and Share Consideration; (ii) is a resident of Canada for purposes of the Tax Act or is a partnership; and (iii) is not exempt from tax under the Tax Act, shall be entitled to make an income tax election pursuant to subsection 85(1) of the Tax Act, or subsection 85(2) of the Tax Act (as applicable) (and in each case, where applicable, the analogous provisions of provincial income tax law) by providing two signed copies of the necessary prescribed election form(s) to Purchaser within 120 days following the Effective Date, duly completed with the details of the number of MEG Shares transferred and the applicable agreed amounts for the purposes of such elections. Thereafter, subject to the election forms being correct and complete and complying with the provisions of the Tax Act (and applicable provincial income tax law), the forms will be signed by the Purchaser and returned to such Electing Shareholder within 60 days after the receipt thereof by Purchaser for filing with the Canada Revenue Agency (or the applicable provincial taxing authority) by such MEG Shareholder. The Purchaser will not be responsible for the proper completion of any election form and, except for the Purchaser’s obligation to return (within 60 days after the receipt thereof by Purchaser) duly completed election forms which are received by Purchaser within 120 days of the

Effective Date, Purchaser will not be responsible for any taxes, interest or penalties resulting from the failure by a MEG Shareholder to properly complete or file the election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, the Purchaser may choose to sign and return an election form received by it more than 120 days following the Effective Date, but the Purchaser will have no obligation to do so.
Article 4
RIGHTS OF DISSENT
4.1Rights of Dissent
Registered MEG Shareholders may exercise Dissent Rights with respect to the MEG Shares held by such holders in connection with the Arrangement pursuant to and in the manner set forth in section 191 of the ABCA, as modified by the Interim Order and this Section 4.1; provided that notwithstanding section 191(5) of the ABCA, the written notice setting forth a registered MEG Shareholder's objection to the MEG Transaction Resolution must be received in accordance with the Interim Order by no later than 5:00 p.m. (Calgary time) on the Business Day which is five Business Days immediately preceding the date of the MEG Meeting. Dissenting Shareholders who duly exercise their Dissent Rights shall be deemed to have transferred the MEG Shares held by them and in respect of which Dissent Rights have been validly exercised to MEG (free and clear of all Encumbrances) without any further act or formality at the effective time of Section 3.1(b) notwithstanding the provisions of section 191 of the ABCA, and if they:
(a)ultimately are entitled to be paid fair value for such MEG Shares they: (i) shall be deemed not to have participated in the transactions in Article 3 (other than Section 3.1(b)); (ii) shall be paid by MEG the fair value of such MEG Shares which fair value shall be determined as of the close of business, in respect of the MEG Shares, on the last Business Day before the MEG Transaction Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such MEG Shares; or
(b)ultimately are not entitled, for any reason, to be paid fair value for such MEG Shares they shall be deemed to have participated in the Arrangement, commencing at the Effective Time, on the same basis as a non-dissenting holder of MEG Shares notwithstanding the provisions of section 191 of the ABCA, and such holder shall receive Combined Consideration for such holder's MEG Shares on the basis set forth in Section 3.1(e)(ii).
4.2Recognition of Dissenting Shareholders
(a)In no circumstances shall MEG, Purchaser or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those MEG Shares in respect of which such rights are sought to be exercised.
(b)For greater certainty, in no case shall MEG, Purchaser or any other Person be required to recognize Dissenting Shareholders as holders of MEG Shares in respect of which Dissent Rights have been validly exercised after the effective time of Section 3.1(b).
4.3Other Dissent Provisions
(a)In addition to any other restrictions in section 191 of the ABCA, MEG Shareholders who have voted in favour of the MEG Transaction Resolution shall not be entitled to exercise Dissent Rights.
(b)A Person may only exercise Dissent Rights in respect of all, and not less than all, of such Person's MEG Shares.

Article 5
CERTIFICATES AND DELIVERY OF CONSIDERATION
5.1Delivery of Consideration
(a)Purchaser shall, on the Effective Date, prior to sending Articles of Arrangement to the Registrar, deposit, or cause to be deposited, in escrow with the Depositary pending completion of the Arrangement, (i) a cash amount equal to the Cash Maximum, and (ii) certificates representing, or other evidence regarding the issuance of, the Purchaser Shares that MEG Shareholders are entitled to receive under the Arrangement pursuant to Section 3.1(c) and, which cash and Purchaser Shares (in the form of certificates or other evidence thereof), shall be held, as of the effective time of Section 3.1(c), by the Depositary as agent and nominee for the MEG Shareholders in accordance with the provisions of this Article 5.
(b)Forthwith following the effective time of Section 3.1(c), subject to Section 5.1(c), Purchaser shall cause to be issued to each MEG Shareholder the Consideration payable in respect of the MEG Shares required by Section 3.1(c).
(c)The Depositary shall deliver the Consideration to which former MEG Shareholders are entitled in respect of those MEG Shares that were transferred or deemed to be transferred pursuant to Section 3.1(c) which are held on a book-entry basis, less any amounts withheld pursuant to Section 5.4, in accordance with normal industry practice for payments relating to securities held on a book-entry only basis. With respect to those MEG Shares not held on a book-entry basis, upon surrender to the Depositary for cancellation of certificate(s) or DRS Advice(s) (as applicable) which, immediately prior to the Effective Time, represented outstanding MEG Shares that were transferred or deemed to be transferred pursuant to Section 3.1(c), together with a duly completed and executed Letter of Transmittal, Election Forms and such additional documents and instruments as the Depositary may reasonably require, each former holder of MEG Shares represented by such surrendered certificate(s) or DRS Advice(s) shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder as directed in the Letter of Transmittal and Election Form, the Consideration which such former holder has the right to receive under this Plan of Arrangement for such MEG Shares less any amounts withheld pursuant to Section 5.4, and any certificate(s) so surrendered shall forthwith be cancelled.
(d)Until surrendered as contemplated by Section 5.1(c) (which, for the purposes of this Section 5.1(d) shall be deemed to apply to Dissenting Shareholders) each certificate DRS Advice that immediately prior to the Effective Time represented MEG Shares shall be deemed after the Effective Time to represent only the right to receive upon such surrender the Consideration to which such former holders of such MEG Shares are entitled under the Arrangement, less any amounts withheld pursuant to Section 5.4, or as to those held by Dissenting Shareholders, other than those Dissenting Shareholders deemed to have participated in the Arrangement pursuant to Section 4.1(b), to receive the fair value of the MEG Shares represented by such certificate.
(e)Subject to any Applicable Laws relating to unclaimed personal property, any certificate formerly representing MEG Shares that is not deposited, together with all other documents required hereunder, on or before the last Business Day before the third anniversary of the Effective Date, and any right or claim by or interest of any kind or nature, including the right of a former MEG Shareholder to receive certificates or a DRS Advice representing Purchaser Shares to which such holder is entitled pursuant to the Arrangement, shall terminate and be deemed to be surrendered and forfeited to Purchaser for no Consideration, together with all entitlements to dividends, distributions and interest thereon. In such case, such Consideration shall be returned to Purchaser for cancellation.
(f)No MEG Shareholder shall be entitled to receive any consideration with respect to the MEG Shares other than the Consideration to which the holder is entitled to receive under the Arrangement and, for greater certainty, no such holder will be entitled to receive any interest, dividend, premium or other payment in connection therewith.
5.2Lost Certificates
If any certificate which immediately prior to the Effective Time represented an interest in one or more outstanding MEG Share that was transferred pursuant to Section 3.1 has been lost, stolen or destroyed, upon satisfying such reasonable requirements as may be imposed by Purchaser and the Depositary in relation to the issuance of replacement share certificates, the Depositary will issue and deliver in exchange for such lost, stolen or destroyed certificate the Consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement, deliverable in accordance with such holder's Letter of Transmittal and Election Form. The Person who is entitled to receive such Consideration shall, as a condition precedent to the receipt thereof, give a bond satisfactory to each of Purchaser, MEG and their respective transfer agents in such form as is satisfactory to Purchaser, MEG and their respective transfer agents, or shall otherwise indemnify Purchaser, MEG and their respective transfer agents, to the reasonable satisfaction of such parties, against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.
5.3Distributions with Respect to Unsurrendered Certificates
No dividend or other distribution declared or made after the Effective Time with respect to Purchaser Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered MEG Share certificate which, immediately prior to the Effective Time, represented outstanding MEG Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 or Section 5.2. Subject to Applicable Law and to Section 5.4, at the time of such compliance, a MEG Shareholder entitled to receive Purchaser Shares shall receive, in addition to the delivery of a certificate representing the Purchaser Shares a cheque for the amount of the dividend or other distribution with a record date after the Effective Time, without interest, theretofore paid with respect to such Purchaser Shares.
5.4Withholdings
MEG, Purchaser and the Depositary shall be entitled to deduct or withhold from any amounts payable (including from any Purchaser Shares issuable) to any Person pursuant to the Arrangement, such amounts (whether in cash or Purchaser Shares) as MEG, Purchaser or the Depositary reasonably determines it is required to deduct or withhold with respect to such payment, issuance or transfer, as the case may be, under the Tax Act or any provision of federal, provincial, territorial, state, local or foreign tax Law ("Withholding Taxes"). To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated, for all purposes hereof, as having been paid or delivered to such Person in respect of whom such deduction or withholding was made, provided that such deducted or withheld amounts (or net proceeds therefrom) are timely remitted to the appropriate Governmental Authority. Any of MEG, Purchaser or the Depositary is hereby authorized to sell or otherwise dispose of any Purchaser Shares issuable pursuant to the Arrangement as is necessary to provide sufficient funds to MEG, Purchaser or the Depositary, as the case may be, to enable it to comply with all deduction or withholding requirements applicable to it, and none of MEG, Purchaser or the Depositary shall be liable to any Person for any deficiency in respect of any proceeds received, and MEG, Purchaser or the Depositary, as applicable, shall notify the holder thereof and remit to the holder thereof any unapplied balance of the net proceeds of such sale.
5.5No Encumbrances
Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Encumbrances or other claims of third parties of any kind.
5.6Paramountcy
From and after the Effective Time:
(a)this Plan of Arrangement shall take precedence and priority over any and all rights related to MEG Shares issued or outstanding prior to the Effective Time;
(b)the rights and obligations of MEG, Purchaser, the Depositary, the MEG Shareholders (including Dissenting Shareholders) and any trustee, transfer agent or other depositary therefor, shall be solely as provided for in this Plan of Arrangement; and
(c)all actions, causes of action, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any way relating to any MEG Shares shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

5.7Illegality of Delivery of Purchaser Shares
Notwithstanding the foregoing, if it appears to Purchaser that it would be contrary to Applicable Law to issue Purchaser Shares pursuant to the Arrangement to a MEG Shareholder that is not a resident of Canada, the Purchaser Shares that otherwise would be issued to that Person will be issued to the Depositary for sale by the Depositary or a nominee of the Depositary acceptable to MEG and Purchaser, each acting reasonably, on behalf of that Person. The Purchaser Shares so issued to the Depositary will be pooled and sold as soon as practicable after the Effective Date, on such dates and at such prices as the Depositary determines in its sole discretion. The Depositary or its nominee shall not be obligated to seek or obtain a minimum price for any of the Purchaser Shares sold by it. Each such Person will receive a pro rata share of the cash proceeds from the sale of the Purchaser Shares sold by the Depositary (less commissions, other reasonable expenses incurred in connection with the sale of the Purchaser Shares and any amount deducted or withheld in respect of Withholding Taxes) in lieu of the Purchaser Shares themselves. None of MEG, Purchaser or the Depositary will be liable for any loss arising out of any such sales.
Article 6
AMENDMENTS
6.1Amendment of this Plan of Arrangement
(a)MEG and Purchaser may amend, modify or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification or supplement must be: (i) set out in writing; (ii) approved by both MEG and Purchaser, each acting reasonably; (iii) filed with the Court and, if made following the MEG Meeting, approved by the Court; and (iv) communicated to the MEG Shareholders, if and as required by the Court.
(b)Any amendment, modification or supplement to this Plan of Arrangement may be proposed by MEG or Purchaser at any time prior to or at the MEG Meeting (provided that MEG or Purchaser, as applicable, shall have consented thereto in writing, acting reasonably) with or without any other prior notice or communication and, if so proposed and accepted by the Persons voting at the MEG Meeting (other than as may be required by the Interim Order), shall become part of this Plan of Arrangement for all purposes.
(c)Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the MEG Meeting shall be effective only: (i) if it is consented to in writing by each of MEG and Purchaser (in each case, acting reasonably); and (ii) if required by the Court, if it is consented to by some or all of the MEG Shareholders voting in the manner directed by the Court.
(d)This Plan of Arrangement may be amended, modified or supplemented following the Effective Time unilaterally by Purchaser, provided that it concerns a matter which, in the reasonable opinion of Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former holder of MEG Shares.